Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     Westport Acquires OMVL of Italy and 100% of Juniper Engines for (euro)
     19 Million

     -Accretive Acquisition Expected to Add Approximately US$25M in Revenue
and Launch Light-Duty Automotive Strategy for Westport's Juniper Engines-

     VANCOUVER, July 2 /CNW/ - Westport Innovations Inc.
(TSX:WPT/NASDAQ:WPRT), a global leader in alternative fuel, low-emissions transportation technologies, today announced that it has acquired 100% of the outstanding shares of OMVL SpA and OMVL's 51% share of Juniper Engines Inc.
("Juniper"), for a combined consideration of (euro)19.0 million (approximately
US$23.4 million). Westport expects to pay (euro)11.4 million (approximately
US$14 Million) on closing and (euro)7.6 million (approximately US$9.4 million)
on the third anniversary of the closing date. The purchase price will be subject to a downward or, as the case may be, upward adjustment equal to the consolidated net cash position as of the closing date. The transaction, which is expected to close on or about July 2, 2010, is subject to customary closing conditions. As a result of the transaction, Juniper, previously a joint venture between wholly owned subsidiaries of Westport Innovations Inc. and SIT
Group of Italy, will become, indirectly, wholly owned by Westport. Ian Scott,
President of Juniper Engines, will manage the combined companies while
Maurizio Grando, Managing Director of OMVL, will continue to manage the
Italian operations.
     "Since the formation of our Juniper Engines joint venture with OMVL over two years ago, we have worked together to develop a new approach to alternative fuel, light-duty engines," said David Demers, CEO of Westport
Innovations. "With the successful launch of our first Juniper products, and the rapid development of global markets for alternative fuel engines, we have concluded that this strategic combination, with access to Westport's large intellectual property portfolio, could position Juniper as a significant market participant in light-duty engines. As part of Westport's light-duty strategy, OMVL provides access to proven, high quality, multi-point fuel injection technology and world class production and assembly facilities to help develop and sell products for natural gas vehicles."
     The total purchase price of approximately US$23.4 million is being financed through a combination of proceeds from cash generated from the recent warrant exercise and general operating funds.

     Business & Financial Highlights for OMVL include:

     - A leading supplier of alternative fuel systems and components in global markets
     - Strong OEM partnerships in place including Magna-GAZ (Russia) and PSA
Peugeot-Citroen (France)
     - Calendar year 2009 revenue of approximately US$23.4 million
     - More than 300,000 units shipped in 2009, which includes complete fuel systems and specific components such as reducers

     Strategy

     The integration of OMVL will complete Juniper's light-duty strategy to enter the mobile industrial, non-mobile industrial, and automotive segments.
Juniper will grow the business through new OEM relationships and continued
strong aftermarket sales, leveraging OMVL's capabilities and assembly facilities in Italy and Argentina that today supply Europe, Asia and the
Americas. Strategic investments in new markets and OEM-class products and capabilities will allow Juniper to compete for leadership in the light-duty alternative fuels market.

     Live Conference Call & Webcast

     Westport has scheduled a conference call for today, Friday, July 2, 2010 at 7:00 am Pacific Time (10:00 am Eastern Time) to discuss this acquisition.
The public is invited to listen to the conference call in real time by telephone or webcast. To access the conference call by telephone, please dial:
1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the Westport website at
www.westport.com/investor.

     Replay Conference Call & Webcast

     To access the conference call replay after the call, please dial
1-800-319-6413 (Canada & USA toll-free) or 604-638-9010 using the pass code
1847. The replay will be available until July 16, 2010; however, the webcast will be archived on the Company's website. Replays will be available in streaming audio shortly after the conclusion of the conference call.

     About OMVL SpA

     OMVL is based in Pernumia, Italy and is a leading global player in the alternative fuel vehicles sector. OMVL designs, manufactures and markets complete fuelling systems for new vehicles and for the aftermarket conversion of engines from gasoline (petrol) to compressed natural gas (CNG) and liquified petroleum gas (LPG). OMVL currently collaborates with global manufacturers of motor vehicles, including Volkswagen and PSA Peugeot Citroen, with sales in Europe, the Americas and Australasia. OMVL has production and distribution capabilities in Europe, South America, Australia, and China.

     About Westport Innovations Inc.

     Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen and biofuels such as landfill gas. The Westport GX engine and LNG system for heavy-duty Class 8 trucks offers class-leading emissions and allows trucking fleets to move to lower-cost, domestically available natural gas. Cummins
Westport Inc., Westport's joint venture with Cummins Inc., manufactures and sells the world's broadest range of low-emissions alternative fuel engines for commercial transportation applications such as trucks and buses. BTIC Westport
Inc., Westport's joint venture with Beijing Tianhai Industry Co. Ltd., manufactures and sells LNG fuel tanks for vehicles. Westport's Juniper Engines
Inc. offers light-duty LPG and natural gas engine solutions for industrial applications such as forklifts and light-duty automotive. To learn more about our business, visit our website or subscribe to our RSS feed at
www.westport.com, or follow us on Twitter (at)WestportWPRT.

     Note: This document contains forward-looking statements about Westport's business, operations, technology development or the environment in which it operates including the accretive nature of the acquisition and expected revenues, which are based on Westport's estimates, forecasts and projections.
These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Westport's control. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     %SEDAR: 00004375E %CIK: 0001370416

     /For further information: Inquiries: Darren Seed, Vice President,
Investor Relations & Communications, Westport Innovations Inc., Phone:
604-718-2046, Email: invest(at)westport.com/
     (WPT. WPRT)

CO:  Westport Innovations Inc.

CNW 08:00e 02-JUL-10